FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 6, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Consolidated November 2005 Sales of NT$24,207 million and Shipment of 3.17 million Large-Sized Panels”, dated December 6, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 6, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Consolidated November 2005 Sales of NT$24,207
million and Shipment of 3.17 million Large-Sized Panels

Issued by: AU Optronics Corp.
Issued on: December 6, 2005

Hsinchu, Taiwan, December 6, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced another record high on monthly revenues and shipments. AUO’s preliminary consolidated November 2005 monthly revenues broke a record high to post NT$24,207 million, while unconsolidated net sales totaled NT$24,205 million.

Limited by CCFL components supply constrains and weaker seasonal demand on the small- and medium- sized panels, both preliminary consolidated and unconsolidated revenues for the month of November 2005 increased by 0.9% sequentially. On a year-over-year basis, November 2005 consolidated revenues increased by 81.6%, while unconsolidated net sales rose by 82.1%.

Driven primarily by shipments of large-sized panels(a) for applications such as desktop monitor, notebook PC, LCD TV and other applications, the new record reached a high of 3.17 million, a 2.3% increase from October 2005. Shipments of small- and medium-sized panels declined to total 5.3 million, a 16.6 % sequential decrease due to seasonal demand.

For the eleven months ended November 30, 2005, unaudited consolidated and unconsolidated revenue totaled NT$192,796 million and NT$192,706 million respectively, representing 24.6% and 27.1% Y-o-Y growth.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
November 2005	24,207	24,205
October 2005	24,000	23,991
M-o-M Growth	0.9%	0.9%
November 2004	13,332	13,294
Y-o-Y Growth	81.6%	82.1%

January to November 2005	192,796	192,706
January to November 2004	154,773	151,599
Y-o-Y Growth	24.6%	27.1%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14%* of global market share and generated net income of NT$168.1billion (US$5.3 bn) in 2004. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5-Generation) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5-generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated Sep 30, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email: yawenhsiao@auo.com